

UNITED ST[...]
SECURITIES AND EXCHANGE CO[...]
Washington, D.C. 20549

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SEC FILE NUMBER
8- 20913

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/00 (MM/DD/YY) AND ENDING 9/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rodecker and Company Investment Brokers Inc.



RECD S.E.C.
JAN 08 2002
535

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4000 Towne Center, Suite 101
(No. and Street)

Southfield, MI 48075
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur D. Rodecker, President (248) 358-2282
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Derderian, Kann, Seyferth & Salucci, P.C.
(Name — *if individual, state last, first, middle name*)



PROCESSED
JAN 28 2002
THOMSON FINANCIAL

3155 West Big Beaver, Suite 260, Troy, MI 48084
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arthur D. Rodecker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rodecker and Company Investment Brokers, Inc., as of September 30, ~~19~~XX2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____



Signature

PRESIDENT

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DERDERIAN
KANN
SEYFERTH &
SALUCCI, P.C.

Certified Public Accountants
Management Consultants

To the Directors and Stockholders
Rodecker and Company
Investment Brokers, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Rodecker and Company Investment Brokers, Inc. for the year ended September 30, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, in the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3155 West Big Beaver, Suite 260, Troy, Michigan 48084-3007
(248) 649-3400 FAX (248) 649-2187

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practice and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2001 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Rodecker and Company Investment Brokers, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the directors and stockholders, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Derderian, Kann, Seyferth & Salucci, P.C.

Troy, Michigan

October 29, 2001

RODECKER AND COMPANY INVESTMENT BROKERS, INC.

CONTENTS

DERDERIAN KANN SEYFERTH & SALUCCI, P.C.

Certified Public Accountants
Management Consultants

INDEPENDENT AUDITORS' REPORT

To the Directors and Stockholders
Rodecker and Company Investment
Brokers, Inc.

We have audited the accompanying statement of financial condition of Rodecker and Company Investment Brokers, Inc. as of September 30, 2001, and the related statements of changes in stockholders' equity, operations, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rodecker and Company Investment Brokers, Inc. as of September 30, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Derderian, Kann, Seyferth, Salucci, P.C.

October 29, 2001

Troy, Michigan

3155 West Big Beaver, Suite 260, Troy, Michigan 48084-3007
(248) 649-3400 FAX (248) 649-2187

Derderian, Kann, Seyferth & Salucci, P.C.

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Accounts payable	$ 5,597
Accrued payroll	17,495
Other accrued expenses	28,095
Total current liabilities	51,187
Stockholders' equity:	
Common stock - $1 par value	
Authorized - 50,000 shares	
Issued and outstanding - 27,000 shares	27,000
Retained earnings	546,052
Total stockholders' equity	573,052
Total liabilities and stockholders' equity	$ 624,239

RODECKER AND COMPANY INVESTMENT BROKERS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

for the year ended September 30, 2001

	Common stock	Retained earnings	Total
Balance, October 1, 2000	$ 27,000	$ 559,447	$ 586,447
Net loss for the year	-	(13,395)	(13,395)
Balance, September 30, 2001	$ 27,000	$ 546,052	$ 573,052

See notes to financial statements

RODECKER AND COMPANY INVESTMENT BROKERS, INC.

STATEMENT OF OPERATIONS

for the year ended September 30, 2001

Revenues:	
Commissions	$ 1,054,234
Miscellaneous	40
Administrative services	85,000
Interest income	61,951
Gain on sale of marketable securities	13,373
Total revenues	1,214,598
Expenses:	
Accounting and legal	21,967
Auto	2,170
Communications	92,322
Consulting fees	2,687
Depreciation	622
Donations	100
Dues and subscriptions	13,472
Entertainment	10,646
Error account	(345)
Gifts	1,144
Hospitalization	21,825
Insurance	15,893
License and registration fees	8,608
Michigan single business tax	9,003
Miscellaneous	5,361
Office supplies	9,270
Postage	5,804
Rent	85,394
Repairs and maintenance	5,549
Salaries - office	658,409
Salaries - officers	200,344
Taxes - payroll	51,326
Taxes - general	869
Travel	5,553
Total expenses	1,227,993
Net loss	$(13,395)

See notes to financial statements

RODECKER AND COMPANY INVESTMENT BROKERS, INC.

STATEMENT OF CASH FLOWS

for the year ended September 30, 2001

Cash flows from operating activities:	
Net loss	$(13,395)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	622
Gain on sale of marketable securities	(13,373)
Changes in assets and liabilities:	
Increase in receivables	(84,241)
Increase in prepaid expenses	(938)
Increase in accounts payable	899
Decrease in accrued expenses	(10,865)
Cash used in operating activities	(121,291)
Cash flows from investing activities:	
Purchase of marketable securities	(39,375)
Proceeds from sale of marketable securities	52,748
Cash provided by investing activities	13,373
Net decrease in cash	(107,918)
Cash and cash equivalents, beginning of year	525,922
Cash and cash equivalents, end of year	$ 418,004
Cash paid during the year for,	
Taxes	$ 4,759

See notes to financial statements

RODECKER AND COMPANY INVESTMENT BROKERS, INC.

NOTES TO FINANCIAL STATEMENTS

for the year ended September 30, 2001

1. Nature of business:

Rodecker and Company Investment Brokers, Inc. is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is a Michigan corporation.

2. Summary of significant accounting policies:

The more significant accounting policies applied by the Company are summarized below:

(a) Securities transactions: Securities transactions and the related commission revenues and expenses are recorded on the trade date basis. Commissions for correspondent clearing and executor services are recorded net of the correspondent's share of such commissions.

(b) Equipment: Equipment is recorded at cost. Depreciation is provided using straight line and accelerated methods over the estimated useful lives of 5 to 7 years. When assets are disposed of, the related costs and accumulated depreciation are removed from the respective accounts, and any profit or loss on disposition is recognized currently. Maintenance and repairs, which do not improve or extend the life of the respective assets, are expensed as incurred.

(c) Income taxes: Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due.

(d) Cash equivalents: For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments.

(e) Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. Lease commitment:

The Company leases office space under an operating lease that requires monthly rental payments of $4,157, plus certain operating expenses. The lease expires August 2002. The future minimum lease payments required under the operating lease for the year ended September 30, 2002 is $45,727.

Rent expense for the year ended September 30, 2001 was $85,394.

4. Related party transaction:

During the year ended September 30, 2001, the Company provided certain general and administrative services to a company related through common ownership. Administrative fees for these services totalled $85,000 for the year ended September 30, 2001. Receivables - other of $85,000 at September 30, 2001, represents amounts due from the related company for these administrative services.

5. Exemption from Rule 15c3-3:

For the year ended September 30, 2001, all customer transactions were cleared through another broker-dealer on a fully disclosed basis, therefore the Company was exempt from the Securities and Exchange Commission Rule 15c3-3.

6. Net capital requirement:

The Company is a member of the National Association of Securities Dealers, Inc., and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2001, the Company's net capital was $500,534, which was $450,534 in excess of its minimum requirement of $50,000. The Company's net capital ratio was .10 to 1.

7. **Off balance sheet risk:**

Pursuant to the clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on these customers' accounts.

8. **Subsequent event:**

Subsequent to September 30, 2001, the Company redeemed 700 shares of common stock for $17,000.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Directors and Stockholders
Rodecker and Company Investment
Brokers, Inc.

We have audited the basic financial statements of Rodecker and Company Investment Brokers, Inc. as of and for the year ended September 30, 2001, and have issued our report thereon dated October 29, 2001. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule S-2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Derderian, Kann, Seyfarth · Salucci, P.C.

October 29, 2001

Troy, Michigan

RODECKER AND COMPANY INVESTMENT BROKERS, INC.

**COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION**

as of September 30, 2001

Stockholders' equity:		
Capital stock		$ 27,000
Retained earnings		559,447
		586,447
Add: revenues 10/1/00 - 9/30/01		1,214,598
Less: expenses 10/1/00 - 9/30/01		(1,227,993)
Total stockholders' equity qualified for net capital		573,052
Deductions and/or charges:		
Nonallowable assets:		
Petty cash	$ 300	
Furniture and equipment - net	2,934	
Vehicle - net	44,904	
Prepaid expenses and other assets	12,658	
Fidelity Bond	4,000	
Total deductions and/or charges		64,796
Net capital before haircuts on securities positions		508,256
Haircuts on securities:		
Standby reserve fund/value at 9/30/01: $386,127		
Haircut/2% of value at 9/30/01		7,722
Net capital		$ 500,534
Aggregate indebtedness		$ 51,187
Net capital ratio		.10

Note: There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of September 30, 2001.